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                                                                     EXHIBIT (a)

                      [American Real Estate Partners Logo]

American Real Estate Partners, L.P.
December 11, 1998

Dear Unitholder:

     Enclosed is the Amendment No. 1 to Schedule 14D-9 which was filed by American Real Estate Partners, L.P. (the "Partnership") with the Securities and Exchange Commission relating to the tender offer by Leyton LLC, a Delaware limited liability company (the "Purchaser"), to purchase up to 10,000,000 of the outstanding depositary units representing limited partner interests (the "Depositary Units") in the Partnership at a purchase price of $10.50 per Depositary Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 20, 1998 (the "Offer to Purchase") and related Letter of Transmittal, including the Instructions thereto (which collectively constitute the "Offer"). The Amendment No. 1 amends and restates the Schedule 14D-9 originally filed by the Partnership on December 7, 1998 in which the Partnership disclosed that it was unable to take a position at the time with respect to the Offer.

     The Offer to Purchase states that the Purchaser is a Delaware limited liability company and that the sole member of the Purchaser is High Coast Limited Partnership, a Delaware limited partnership ("High Coast"). According to the Offer to Purchase, the general partner of High Coast, Beckton Corp., is wholly owned by Carl C. Icahn ("Icahn") and the limited partners of High Coast are, indirectly, more than 90% owned by Icahn. The general partner of the Partnership, American Property Investors, Inc., a Delaware corporation (the "General Partner") is also wholly owned by Icahn. Due to the affiliation between the General Partner and the Purchaser, the Partnership may have conflicts of interest in considering the Offer.

     The members of the Audit Committee of the Board of Directors of the General Partner (Messrs. Alfred D. Kingsley, William A. Leidesdorf and Jack G. Wasserman) were appointed by the Board of Directors of the General Partner to consider the Offer on behalf of the Partnership. Based on the unanimous recommendation of the Audit Committee, the Partnership expresses no opinion and is remaining neutral toward the Offer. The Audit Committee's recommendation is based on the reasons set forth under Item 4 of the enclosed Amendment No. 1 to
Schedule 14D-9.

     Unitholders are advised to carefully read the enclosed Amendment No. 1 to
Schedule 14D-9.

American Real Estate Partners, L.P.

/s/ Signature of John P. Saldarelli
John P. Saldarelli
Vice President, Secretary and Treasurer

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